Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Three months ended March 31, 2012, and 2011

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

		March 31,	December 31,
	Note	2012	2011
Assets

Current assets:
Cash and cash equivalents		$21,931	$20,316
Short-term investments		14,600	25,878
Trade and other receivables		21,053	17,164
Inventories	5	15,709	13,614
Prepaid expenses and other current assets		1,357	934
Total current assets		74,650	77,906

Property, plant and equipment	6	33,414	35,085
Intangible assets	7	2,074	2,249
Goodwill		48,106	48,106
Investments	8	679	635
Long-term trade receivables		1,126	1,126
Other long-term assets		187	183
Total assets		$160,236	$165,290

Liabilities

Current liabilities:
Bank operating line	9	$9,477	$4,587
Trade and other payables	10	21,025	22,834
Deferred revenue		2,603	3,560
Provisions	11	9,671	9,573
Finance lease liability	9	1,008	978
Total current liabilities		43,784	41,532

Finance lease liability	9	13,762	13,749
Deferred gain		5,537	5,653
Provisions	11	4,876	4,733
Convertible debenture	12	2,051	1,592
Employee future benefits		5,625	5,686
Total liabilities		75,635	72,945

Equity:
Share capital		837,822	837,686
Treasury shares		(363)	(515)
Contributed surplus		289,706	289,219
Accumulated deficit		(1,039,681)	(1,031,279)
Foreign currency reserve		245	209
Total equity attributable to equity holders		87,729	95,320
Dantherm Power A/S non-controlling interests		(3,128)	(2,975)
Total equity		84,601	92,345
Total liabilities and equity		$160,236	$165,290

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended March 31,
	2012	2011
Revenues:
Product and service revenues	$13,545	$15,299
Cost of product and service revenues	10,524	12,806
Gross margin	3,021	2,493

Operating expenses:
Research and product development	6,036	7,298
General and administrative	3,065	4,046
Sales and marketing	2,325	2,452
Total operating expenses	11,426	13,796

Results from operating activities	(8,405)	(11,303)
Finance income (loss) and other	376	(141)
Finance expense	(414)	(292)
Net finance expense	(38)	(433)
Gain (loss) on sale of property, plant and equipment	(49)	11
Loss before income taxes	(8,492)	(11,725)
Income tax expense	(37)	(113)
Net loss for period	(8,529)	(11,838)
Foreign currency translation differences	(139)	77
Net gain on hedge of forward contracts	108	-
Comprehensive loss for period	$(8,560)	$(11,761)

Net loss attributable to:
Ballard Power Systems Inc.	$(8,443)	$(10,511)
Dantherm Power A/S non-controlling interest	(86)	(1,327)
Net loss for period	$(8,529)	$(11,838)

Comprehensive loss attributable to:
Ballard Power Systems Inc.	$(8,407)	$(10,471)
Dantherm Power A/S non-controlling interest	(153)	(1,290)
Comprehensive loss for period	$(8,560)	$(11,761)

Basic and diluted loss per share attributable to	$(0.10)	$(0.12)
Ballard Power Systems Inc.
Weighted average number of common shares outstanding	84,566,475	84,205,781

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

							Dantherm
	Ballard Power Systems Inc. Equity						Power A/S
						Foreign	Non-
	Number of	Share	Treasury	Contributed	Accumulated	currency	controlling	Total
	shares	capital	shares	surplus	deficit	reserve	interests	equity
Balance December 31, 2011	84,550,524	$837,686	$(515)	$289,219	$(1,031,279)	$209	$(2,975)	$92,345
Net loss	-	-	-	-	(8,443)	-	(86)	(8,529)
Foreign currency translation for foreign	-	-	-	-	-	(72)	(67)	(139)
operations
Net gain on hedge of forward contracts	-	-	-	-	-	108	-	108
Purchase of treasury shares	-	-	(2)	-	-	-	-	(2)
RSUs redeemed	49,095	113	154	(355)	41	-	-	(47)
Options exercised	12,501	23	-	(8)	-	-	-	15
Share distribution plan	-	-	-	850	-	-	-	850
Balance, March 31, 2012	84,612,120	$837,822	$(363)	$289,706	$(1,039,681)	$245	$(3,128)	$84,601

							Dantherm
		Ballard Power Systems Inc. Equity					Power A/S
						Foreign	Non-
	Number of	Share	Treasury	Contributed	Accumulated	currency	controlling	Total
	shares	capital	shares	surplus	deficit	reserve	interests	equity
Balance, December 31, 2010	84,148,465	$836,245	$(670)	$289,444	$(995,023)	$-	$(413)	$129,583
Net loss	-	-	-	-	(10,511)	-	(1,327)	(11,838)
Foreign currency translation for	-	-	-	-	-	40	37	77
foreign operations
Purchase of treasury shares	-	-	(135)	-	-	-	-	(135)
RSUs redeemed	170,893	550	357	(1,525)	83	-	-	(535)
Options exercised	20,834	37	-	(6)	-	-	-	31
Share distribution plan	-	-	-	1,064	-	-	-	1,064
Balance, March 31, 2011	84,340,192	$836,832	$(448)	$288,977	$(1,005,451)	$40	$(1,703)	$118,247

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	Note	2012	2011
Cash provided by (used for):
Operating activities:
Net loss for the period		$(8,529)	$(11,838)
Adjustments for:
Compensatory shares		955	1,061
Employee future benefits		(60)	-
Depreciation and amortization		1,594	1,467
Loss (gain) on sale of property, plant and equipment		50	(11)
Unrealized gain on forward contracts		(458)	-
		(6,448)	(9,321)
Changes in non-cash working capital:
Trade and other receivables		(2,742)	(2,483)
Inventories		(2,069)	(5,200)
Prepaid expenses and other current assets		(125)	(446)
Trade and other payables		(3,299)	4,905
Deferred revenue		(962)	(1,047)
Warranty provision		580	(566)
		(8,617)	(4,837)
Cash used by operating activities		(15,065)	(14,158)

Investing activities:

Net decrease in short-term investments		11,278	6,757
Additions to property, plant and equipment		(135)	(720)
Net proceeds on sale of property, plant and equipment and other		369	1,650
Net investments in associated companies	8	(44)	(102)
		11,468	7,585

Financing activities:

Purchase of treasury shares		(2)	(135)
Payment of finance lease liabilities		(245)	(167)
Net proceeds from bank operating line	9	4,890	-
Net proceeds on issuance of share capital		16	31
Proceeds on issuance of convertible debenture from		403	782
Dantherm Power A/S non-controlling interests
		5,062	511

Effect of exchange rate fluctuations on cash and cash equivalents held		150	77

Increase (decrease) in cash and cash equivalents		1,615	(5,985)
Cash and cash equivalents, beginning of period		20,316	51,937
Cash and cash equivalents, end of period		$21,931	$45,952

Supplemental disclosure of cash flow information (note 15).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power and distributed generation) markets; and engineering services for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The Corporation's technology is based on proton exchange membrane (“PEM”) fuel cells.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2012 comprise the Corporation and its subsidiaries.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

(b)	Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

  Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;

  Derivative financial instruments are measured at fair value; and

  Employee future benefit plan assets are measured at fair value, determined directly by reference to quoted market prices.

(c)	Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.	Basis of preparation (cont’d):

(d)	Use of estimates and judgments:

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires the Corporation’s management to apply judgment when making estimates and assumptions that affect the amounts reported in these condensed consolidated interim financial statements and notes. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring management to make judgments include revenue recognition, asset impairment, warranty provision, inventory provision, employee future benefits, and income taxes. These estimates and judgments are discussed further in note 4.

3.	Significant accounting policies:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s consolidated financial statements for the year ended December 31, 2011. Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

4.	Critical accounting estimates and judgments:

The preparation of the condensed consolidated interim financial statements requires the Corporation’s management to make judgments, estimates and assumptions that affect the amounts reported in the condensed consolidated interim financial statements and the accompanying notes. Actual results may differ from those estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. The Corporation’s most significant critical judgments are all related to estimation uncertainty. At this time, the Corporation does not have any significant critical judgments related to the application of the Corporation’s accounting policies that do not involve estimation uncertainty. The significant critical judgments related to estimation uncertainty are those judgments that require management’s most challenging, subjective and complex judgments, requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. These significant critical judgments are discussed below:

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical accounting estimates and judgments (cont’d):

(a)	Revenue recognition:

Revenues under certain contracts for product and engineering development services provide for receipt of payment based on achieving defined milestones or on the performance of work under product development programs. Revenues are recognized under these contracts based on management’s estimate of progress achieved against these milestones or on the proportionate performance method of accounting. Changes in management’s estimated costs to complete a contract may result in an adjustment to previously recognized revenues.

(b)	Asset impairment:

The carrying amounts of the Corporation’s non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The Corporation’s most significant estimates and assumptions involve values associated with goodwill and intangible assets. These estimates and assumptions include those with respect to future cash inflows and outflows, discount rates, asset lives, and the determination of cash generating units. At least annually, the carrying value of goodwill and intangible assets is reviewed for potential impairment. Among other things, this review considers the fair value of the cash-generating units based on discounted estimated future cash flows. These significant estimates require considerable judgment, which could affect the Corporation’s future results if the current estimates of future performance and fair values change.

(c)	Warranty provision:

In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical accounting estimates and judgments (cont’d):

(d)	Inventory provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(e)	Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

(f)	Income taxes:

Deferred tax assets and liabilities are measured using enacted, or substantially enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

5.	Inventories:

During the three months ended March 31, 2012, the write-down of inventories to net realizable value amounted to $86,000 (2011 - $4,000). There were no reversals of previously recorded write-downs during the three months ended March 31, 2012 and 2011. Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

6.	Property, plant and equipment:

Leased assets

The Corporation leases certain assets under finance lease agreements including the Corporation’s head office building in Burnaby, British Columbia and certain production and test equipment.

At March 31, 2012, the net carrying value for the Corporation’s leased assets is $13,868,000 (December 31, 2011 - $14,197,000).

7.	Intangible assets:

Amortization and impairment losses of fuel cell technology and development costs are allocated to research and product development expense. For the three months ended March 31, 2012, amortization of $175,000 (2011 - $182,000) was recorded. There were no impairment losses recorded during the three months ended March 31, 2012 and 2011.

8.	Investments:

Investments are comprised of the following:

	March 31, 2012		December 31, 2011
		Percentage		Percentage
	Amount	ownership	Amount	ownership
Chrysalix Energy Limited Partnership	$671	15.0%	$627	15.0%
Other	8		8
	$679		$635

Chrysalix Energy Limited Partnership (“Chrysalix”) is accounted for as an available-for-sale financial asset and recorded at fair value. During the three months ended March 31, 2012, the Corporation made additional capital contributions of $44,000 (2011 - $102,000) in Chrysalix.

9.	Bank facilities:

The Corporation has a demand revolving facility (“Bank Operating Line”) in which an operating line of credit of up to CDN $10,000,000 is made available to be drawn upon by the Corporation. The Bank Operating Line is utilized to assist in financing the day-to-day operating activities and short-term working capital requirements of the business. Outstanding amounts are charged interest at the bank’s prime rate minus 0.50% per annum and are repayable on demand by the bank. During the three months ended March 31, 2012, the Corporation was advanced $5,102,000 (2011 – nil) under the bank operating line of which $212,000 (2011 – nil) was repaid during the period. At March 31, 2012, $9,477,000 was outstanding on the Bank Operating Line.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.	Bank facilities (cont’d):

The Corporation also has a CDN $3,323,000 capital leasing facility (“Leasing Facility”) which can be utilized to finance the acquisition and lease of operating equipment (note 6). Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable on demand by the bank. At March 31, 2012, $3,017,000 was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $11,753,000 finance lease liability relates to the lease of the Corporation’s head office building.

Both the Bank Operating Line and Leasing Facility are secured by a hypothecation of the Corporation’s cash, cash equivalents and short-term investments.

10.	Trade and other payables:

	March 31, 2012	December 31, 2011
Trade accounts payable	$7,084	$10,195
Compensation payable	8,760	6,615
Other liabilities	4,880	5,568
Taxes payable	301	456
	$21,025	$22,834

11. Provisions:

	March 31, 2012	December 31, 2011
Legal	$212	$520
Restructuring charges	824	1,004
Warranty	8,635	8,049
Current	$9,671	$9,573

Decommissioning liabilities	$4,876	$4,733
Non-current	$4,876	$4,733

12.	Convertible debenture

The convertible debenture relates to financing to Dantherm Power A/S by the non-controlling partners and is redeemable at the option of Dantherm Power A/S subject to approval by all convertible debenture holders on or after January 1, 2013 including interest which is accrued at 12%. Prior to December 31, 2013 (the “Maturity Date”), the convertible debenture holders may elect to convert all or part of the debenture into shares of Dantherm Power A/S at a conversion price equal to DKK 3.40 per share. This conversion feature was determined to have a nominal value. The Maturity Date may be extended to December 31, 2014 with approval of the subscribers.

During the three months ended March 31, 2012, an additional $403,000 of convertible debt financing was advanced to Dantherm Power A/S by the non-controlling partners.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

13.	Equity:

(a)	Share options:

As at March 31, 2012 and 2011, options to purchase 8,167,184 and 7,800,186 common shares, respectively, were outstanding. During the three months ended March 31, 2012, compensation expense of $436,000 (2011 - $429,000) was recorded in net income based on the grant date fair value of the awards recognized over the vesting period.

During the three months ended March 31, 2012, options to purchase 797,504 (2011 – 1,669,369) common shares were granted with a weighted average fair value of $0.89 (2011 - $1.20). The granted options vest annually over three years.

The fair values of the options granted during the period were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	Three months ended March 31,
	2012	2011
Expected life	5 years	5 years
Expected dividends	Nil	Nil
Expected volatility	62%	64%
Risk-free interest rate	2%	3%

(b)	Deferred share units:

As at March 31, 2012 and 2011, 290,797 deferred share units (“DSUs”) were outstanding. During the three months ended March 31, 2012 and 2011, no DSUs were issued. During the three months ended March 31, 2012, $103,000 (2011 – nil) of compensation expense expected to be earned for DSUs not yet issued was recorded in net income.

(c)	Restricted share units:

As at March 31, 2012 and 2011, 2,548,217 and 1,935,199 restricted share units (“RSUs”), respectively, were outstanding. During the three months ended March 31, 2012, 1,167,847 (2011 – 628,855) RSUs were issued and compensation expense of $414,000 (2011 – $635,000) was recorded in net income. Each RSU is convertible into one common share. The RSU’s vest after a specific number of years from date of issuance and, under certain circumstances, are contingent on achieving specific performance criteria.

The Corporation did not repurchase any common shares during the three months ended March 31, 2012. During the three months ended March 31, 2011, the Corporation repurchased 80,211 common shares for cash consideration of $135,000 through the trust established for the purpose of funding RSU grants under the Corporation’s market purchase RSU plan. During the three months ended March 31, 2012, 90,887 (2011 – 308,914) RSUs vested under the market purchase RSU plan and 91,465 (2011 – 177,025) common shares were issued from the trust. As at March 31, 2012, the Corporation held 217,624 shares as treasury shares.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2012 and 2011
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.	Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates and the Corporation’s key management personnel. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices. Transactions between the Corporation and its subsidiaries are eliminated on consolidation.

Balances with related parties:	March 31, 2012	December 31, 2011
Trade payables	$214	$260
Convertible debenture payable	$2,051	$1,592

	Three months ended March 31,
Transactions during the period with related parties:	2012	2011
Purchases	$45	$81

15. Supplemental disclosure of cash flow information:

	Three months ended March 31,
Non-cash financing and investing activities:	2012	2011
Compensatory shares	$113	$550

16. Operating segments:

	Three months ended March 31,
	2012	2011
Total revenues
Fuel Cell Products	$10,081	$7,280
Material Products	3,464	5,164
Contract Automotive	-	2,855
	$13,545	$15,299
Segment income (loss) for the period (1)
Fuel Cell Products	$566	$(997)
Contract Automotive	-	464
Material Products	815	559
Total	1,381	26
Corporate amounts
Research and product development	(4,396)	(4,831)
General and administrative	(3,065)	(4,046)
Sales and marketing	(2,325)	(2,452)
Net finance expense	(38)	(433)
Gain (loss) on sale of property, plant and equipment	(49)	11
Loss before income tax	$(8,492)	$(11,725)
(1) Research and product development costs directly related to segments are included in segment income (loss) for the period.